GENTIVA HEALTH SERVICES, INC.

3 Huntington Quadrangle, Suite 200S

Melville, NY 11747-4627

March 13, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gentiva Health Services, Inc.
Form 10-K
File No. 1-15669

Ladies and Gentlemen:

We file herewith via EDGAR Form 10-K of Gentiva Health Services, Inc. (“Company”) for its fiscal year ended December 30, 2007.

The Company’s financial statements included in the Form 10-K do not reflect any change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

If you have any questions with respect to the Form 10-K, please contact the undersigned by telephone (631-501-7035) or by fax (913-814-4844).

Very truly yours,

/s/ John R. Potapchuk
John R. Potapchuk Executive Vice President, Chief Financial Officer and Treasurer